Exhibit 4.1

DESCRIPTION OF CRAWFORD & COMPANY.

SECURITIES REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

General

Crawford & Company (“Crawford”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Crawford’s Class A Common Stock, par value $1.00 per share (“Class A Common Stock”), and Crawford’s Class B Common Stock, par value $1.00 per share (“Class B Common Stock” and together with the Class A Common Stock the “Common Stock”). Crawford is authorized to issue a total of 100,000,000 shares of Common Stock, consisting of 50,000,000 shares of Class A Common Stock and 50,000,000 shares of Class B Common Stock. Crawford is not authorized to issue shares of preferred stock.

The following description of Crawford’s Common Stock is merely a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to the Amended and Restated Articles of Incorporation (the “articles of incorporation”) and the Re-stated Bylaws (the “bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K filed with the Securities and Exchange Commission, of which this Exhibit 4.1 is a part. You are encouraged to read the articles of incorporation and bylaws and the applicable provisions of the Georgia Business Corporation Code (“GBCC”) for additional information.

Description of Common Stock

Voting and Other Rights

Other than as specifically set forth in the articles of incorporation, no holder of Class A Common Stock shall have the right to vote any shares of Class A Common Stock. Each holder of Class B Common Stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. Except as otherwise required by Crawford’s articles of incorporation or bylaws or by applicable law or stock exchange rules, the exclusive voting power of Crawford’s shareholders is fixed in the holders of the Class B Common Stock.

The articles of incorporation provide that any plan of merger, share exchange, reclassification or recapitalization in which shares of Common Stock, in whole or in part, are converted into or exchanged for shares, obligations or other securities of Crawford or any other corporation, or into cash or other property (a “Merger Event”), must be approved by an affirmative vote of the holders of at least 75% of the outstanding shares of Class A Common Stock, voting as a separate voting group, unless the consideration to be received in the transaction with respect to each share of Class A Common Stock is the same amount and type as the consideration to be received in the proposed Merger Event by holders of Class B Common Stock (“Class A Merger Vote”). In the event that any corporate action is taken with respect to a Merger Event or other corporate action required to be approved by a vote of the shareholders of the Corporation and with respect to which the holders of Class B Common Stock are entitled to dissent and obtain payment for their shares pursuant to the provisions of the GBCC, then, subject to compliance with procedural requirements for exercise of dissenters’ rights prescribed by the GBCC, the holders of Class A Common Stock shall be entitled to dissent and obtain payment for their shares to the same extent that the holders of Class B Common Stock are so entitled, whether or not the provisions of the GBCC would otherwise entitle the holders of Class A Common Stock to such dissenters’ rights.

Holders of Common Stock do not have cumulative voting rights in the election of directors. Holders of Common Stock also do not have any preemptive, subscription, redemption, sinking fund, or conversion rights. All outstanding shares of Common Stock are fully paid and nonassessable.

Distributions

The holders of Common Stock are entitled to receive dividends and other distributions in cash, stock or property as may be declared by the Board of Directors (the “Board”) out of legally available funds, from time to time. If a dividend is paid on either class of Common Stock, a dividend of like kind must be declared and paid

US_Active\116667598\V-2

contemporaneously with respect to the other class of Common Stock. However, with respect to cash dividends, the dividend paid per share of Class A Common Stock must be equal or greater in amount than the dividend paid per share of Class B Common Stock.

With respect to distributions other than cash, including stock dividends and stock splits, the payment per share of Class A Common Stock must be identical to the payment per share of Class B Common Stock, except if the holders of Class B Common Stock receive shares of Class B Common Stock in connection with a stock split or stock dividend, holders of Class A Common Stock will receive shares of Class A Common Stock in the same per share proportion as holders Class B Common Stock receive shares of Class B Common Stock.

Anti-Takeover Effects of Crawford’s Articles of Incorporation and Bylaws

Some provisions of Crawford’s articles of incorporation and bylaws could have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider to be in his, her or its best interests, including those attempts that might result in a premium over the market price for the shares held by shareholders. These provisions include, but are not limited to, those described in the following sections.

Authorized but Unissued Shares

The authorized but unissued shares of Common Stock are available for future issuance without shareholder approval except as may be required by applicable stock exchange rules or Georgia law. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of a majority of Crawford’s Common Stock by means of a proxy contest, tender offer, merger or otherwise.

Rights or Options Having Terms Established by Board

Crawford’s articles of incorporation authorize the Board to create and issue, whether or not in connection with the issue and sale of any shares of Common Stock or other securities, rights or options entitling the holders thereof to purchase or acquire from Crawford shares of its capital stock of any class or classes or other securities then authorized upon such terms and at such time or times, which may be limited or unlimited in duration, and at such price or prices as shall be stated, as the Board shall authorize in its discretion, provided, however, that the price or prices to be received by Crawford for such shares shall not be less than the par value.

Number of Directors; Filling Vacancies

Pursuant to the bylaws, the Board must consist of between seven and twelve directors with the exact number to be determined by the Board or by the affirmative vote of a majority of the voting power of the outstanding stock of the Company either to vote generally in the election of Directors, voting as a class. The variable range for the size of the Board of Directors may be increased or decreased by amendment of these By-laws either by the Board of Directors or by the affirmative vote of a majority of the voting power of the outstanding stock of the Company entitled to vote generally in the election of Directors, voting as a class. At each annual meeting the shareholders entitled to vote thereon shall elect the Directors, who shall serve until their successors are elected and qualified; provided that the shareholders entitled to vote thereon at any special meeting may remove any Director, with or without cause, and may fill any vacancy created thereby. Any vacancy in the Board of Directors occurring between meetings of the shareholders may be filled by the vote of a majority of the remaining Directors, though less than a quorum.

Special Meetings

Except as otherwise provided by law, special meetings of shareholders may be called by the Board, the Executive Committee of the Board, by the Chair of the Board, by the Chief Executive Officer, by the President, or by the holders of record of at least one-fourth (1/4) of the outstanding stock entitled to vote at such meeting.

2

US_Active\116667598\V-2